Exhibit 99.1

FANG ANNOUNCES RECORD DATE FOR PROPOSED Separation OF CHINA INDEX HOLDINGS BY DISTRIBUTION

BEIJING, May 16, 2019 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) (“Fang”), a leading real estate Internet portal in China, today announced the record date for the proposed separation of China Index Holdings Limited (“CIH”), a wholly-owned subsidiary of Fang, by way of distribution.

Fang’s board of directors has set May 28, 2019 as the record date for the dividend of (i) CIH’s Class A ordinary shares to be paid to holders of Fang’s ordinary shares, and (ii) CIH’s American depositary shares (each representing one of CIH’s Class A ordinary shares) to be paid to holders of Fang’s American depositary shares, in order to effect the separation of CIH from Fang.

Each holder of Fang’s ordinary shares (including both Fang’s Class A ordinary shares and Fang’s Class B ordinary shares) of record as of 5:00 p.m. Eastern Time on the record date will receive one CIH’s Class A ordinary share for every one of Fang’s ordinary share. Each holder of Fang’s American depositary shares of record as of 5:00 p.m. Eastern Time on the record date will receive one CIH’s American depositary share for every five of Fang’s American depositary shares. The distribution will be made in book-entry form. No fractional CIH’s ordinary shares will occur in the distribution. Fractional CIH’s American depositary shares will not be distributed. Instead, the depositary bank will aggregate such fractional CIH’s American depositary shares into whole CIH’s American depositary shares, sell such whole CIH’s American depositary shares in the open market at prevailing rates promptly after CIH’s American depositary shares commence trading on the Nasdaq Global Market, and distribute the net cash from proceeds from such sales pro rata to each holder of Fang’s American depositary shares who would otherwise have been entitled to receive fractional CIH’s American depositary shares in the distribution.

The proposed separation and distribution is subject to the Securities and Exchange Commission (the “SEC”) having declared effective CIH’s registration statement on Form F-1 and the completion of the listing process for CIH’s American depositary shares to trade on the Nasdaq Global Market. The completion of the separation and distribution is also subject to the conditions set forth in the separation and distribution agreement to be entered into between Fang and CIH, the form of which is filed as an exhibit to CIH’s registration statement on Form F-1 filed on May 10, 2019 in connection with the proposed separation and distribution.

No action is required by holders of Fang’s ordinary shares or Fang’s American depositary shares in order to receive CIH’s Class A ordinary shares or CIH’s American depositary shares in the distribution. After the completion of separation and distribution, CIH’s American depositary shares are expected to trade on the Nasdaq Global Market under the stock ticker symbol “CIH,” and Fang’s American depositary shares will continue to trade on New York Stock Exchange under the stock ticker symbol “SFUN.” Fang will not retain any equity interest in CIH.

Fang expects to effect the proposed separation and distribution as soon as practicable. There can be no assurance, however, as to the commencement or completion of the separation and distribution.

This announcement is being made pursuant to and in accordance with Rule 135 under the Securities Act of 1933, as amended. This announcement is not intended to, and does not, constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and it is not intended to, and does not, constitute an offer, solicitation or sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the issuer and management, as well as financial statements.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, financial and value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 65 offices to focus on local market needs and its website and database contains real estate related content covering 658 cities in China. For more information about Fang, please visit http://ir.fang.com.

Fang filed its annual report on Form 20-F for the fiscal year ended December 31, 2018 with the SEC on May 14, 2019. The annual report on Form 20-F, which contains Fang’s audited financial statements, can be accessed on the SEC’s website at http://www.sec.gov as well as via Fang’s investor relations website at http://ir.fang.com. Hard copies of the annual report are available, free of charge, to shareholders upon request.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," "anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions, and include, without limitation, statements regarding the commencement and the completion of the proposed separation and distribution. Such statements are based upon management's current expectations and current market and other conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang's or CIH’s control, which may cause the commencement and completion of the proposed separation and distribution to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the market and other conditions and Fang’s and CIH’s results of operations. Further information regarding these and other risks, uncertainties or factors is included in the registration statement on Form F-1 filed by CIH as well as Fang’s filings with the Securities and Exchange Commission. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.